UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2020

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated February 4, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: February 4, 2020	By:	/s/ Ramzi Benamar
	Name:	Ramzi Benamar
	Title:	Chief Financial Officer

Exhibit 99.1

DBV Technologies Announces Closing of Global Offering

DBV Technologies (the “Company”) (Euronext: DBV – ISIN: FR0010417345 – Nasdaq Stock Market: DBVT), a clinical-stage biopharmaceutical company, today announced the settlement and delivery on February 4, 2020 of an underwritten global offering of an aggregate of 7,500,000 ordinary shares in (i) a public offering of 4,535,581 ordinary shares in the form of 9,071,162 American Depositary Shares (“ADSs”) in the United States, Canada and certain countries outside Europe at a public offering price of $10.25 per ADS (on the basis of an exchange rate of $1.0999 = €1.00), and (ii) an offering exclusively addressed to qualified investors in Europe (including France) of 2,964,419 ordinary shares at an offering price of €18.63 per ordinary share (together, the “Global Offering”). The Company has granted the underwriters a 30-day overallotment option allowing them to purchase, on the same terms and conditions, up to 1,125,000 additional ordinary shares in the form of 2,250,000 ADSs. The total gross proceeds from the global offering were approximately $153.7 million (approximately €139.8 million), before deducting commissions and estimated offering expenses. Each ADS represents the right to receive one-half of one ordinary share. The ADSs are listed on the Nasdaq Global Select Market under the symbol “DBVT”, and the Company’s ordinary shares are listed on Euronext Paris under the symbol “DBV”.

Goldman Sachs and Citigroup acted as joint lead book-running managers for the Global Offering. JMP Securities acted as lead manager for the Global Offering. H.C. Wainwright & Co. and Kempen & Co acted as co-managers for the Global Offering.

The Company plans to use the net proceeds from the Global Offering, together with its existing cash and cash equivalents, primarily to prepare for the commercialization of Viaskin Peanut, including marketing efforts related to launch in the second half of 2020, if approved, as well as to advance the discovery and development of product candidates using its Viaskin Platform and for working capital and general corporate purposes. Based on the Company’s current operations, plans and assumptions, the Company expects the net proceeds from the Global Offering, combined with the Company’s current operating capital, to fund the Company’s operations into the first quarter of 2021. The Company expects that it will need to raise additional capital in the future as it commercializes Viaskin Peanut, if approved, and continue to discover and develop other product candidates using its Viaskin Platform. The Company may finance its future cash needs through a combination of equity offerings, debt financings and potential collaborations, and license and development agreements.

A registration statement on Form F-3 relating to the securities to be issued in the Global Offering was filed with the Securities and Exchange Commission and was declared effective on October 1, 2019. The Global Offering of ordinary shares in the form of ADSs was made only by means of a written prospectus and prospectus supplement that form a part of the registration statement on Form F-3, as well as a free writing prospectus related to the Global Offering. A free writing prospectus and a final prospectus supplement and accompanying prospectus relating to and describing the terms of the offering were filed with the Securities and Exchange Commission and are available on the Securities and Exchange Commission’s website at www.sec.gov. Copies of the final prospectus supplement and accompanying prospectus may also be obtained for free from: Goldman Sachs, Attention: Prospectus Department, 200 West Street, New York, NY 10282, via telephone: 1-866-471-2526, facsimile: +1 212-902-9316 or via email: prospectusgroup-ny@ny.email.gs.com; or Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York, 11717 or via telephone: +1 800- 831-9146.

Application was made to list the new ordinary shares to be issued pursuant to the Global Offering on the regulated market of Euronext Paris pursuant to a listing prospectus which received the approval of the Autorité des Marchés Financiers (“AMF”) on January 30, 2020 under number 20-023, and comprising (i) the 2018 universal registration document filed with the AMF on October 9, 2019 (document d’enregistrement universel 2018) under number D.19-0889, as completed by an amendment to such universal registration document filed with the AMF on January 30, 2020 under number D.19-0889-A01, and (ii) a Securities Note (Note d’opération), including a summary of the prospectus. Copies of the Company’s 2018 universal registration document, as amended, are available free of charge at the Company’s head office located at 177-181 avenue Pierre Brossolette – 92120 Montrouge – France. The listing prospectus is available on the AMF’s website at www.amf-france.org.

*         *         *

About DBV Technologies

DBV Technologies is developing Viaskin®, an investigational proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT™, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the Company is dedicated to safely transforming the care of food-allergic patients. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical trial of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases. DBV Technologies has global headquarters in Montrouge, France and offices in Bagneux, France, and North American operations in Summit, NJ and New York, NY. The Company’s ordinary shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and the Company’s ADSs (each representing one-half of one ordinary share) are traded on the Nasdaq Global Select Market (Ticker: DBVT).

Forward Looking Statements

This press release contains forward-looking statements, including statements about the anticipated use of proceeds from the Global Offering and the Company’s expected cash runway. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Factors that could cause actual results to differ materially from those described or projected herein include risk associated with market and other financing conditions, risks associated with clinical trials and regulatory reviews and approvals, and risk related to the sufficiency of the Company’s existing cash resources and liquidity. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers and U.S. Securities and Exchange Commission, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update or revise forward-looking statements as a result of new information, future events or circumstances, or otherwise, except as required by law.

DBV Investor Relations Contact

Sara Blum Sherman

Senior Director, Investor Relations & Strategy

+1 212-271-0740

sara.sherman@dbv-technologies.com

DBV Media Contact

Joe Becker

VP, Global Corporate Communications

+1 646-650-3912

joseph.becker@dbv-technologies.com

Disclaimers

This press release does not constitute an offer to sell nor a solicitation of an offer to buy, nor shall there be any sale of ordinary shares or ADSs in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The distribution of this document may, in certain jurisdictions, be restricted by local legislations. Persons into whose possession this document comes are required to inform themselves about and to observe any such potential local restrictions.

A French listing prospectus comprising (i) the 2018 universal registration document filed with the AMF on October 9, 2019 (document d’enregistrement universel 2018) under number D. 19-0889, as completed by an amendment to such universal registration document filed with the AMF on January 30, 2020 under number D.19-0889-A01, and (ii) a Securities Note (Note d’opération), including a summary of the prospectus, was approved by the AMF under number 20-023 and is published on the AMF’s website at www.amf-france.org. Copies of the Company’s 2018 universal registration document, as amended, are available free of charge at the Company’s head office located at 177-181 avenue Pierre Brossolette – 92120 Montrouge – France.

This document does not constitute an offer to the public in France and the securities referred to in this document can only be offered or sold in France pursuant to article L. 411-2 of the French Monetary and Financial Code to qualified investors (investisseurs qualifiés) acting for their own account as defined in Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017 (“Prospectus Regulation”). This announcement is not an advertisement and not a prospectus within the meaning of the Prospectus Regulation.

With respect to the member States of the European Economic Area, no action has been undertaken or will be undertaken to make an offer to the public of the securities referred to herein requiring a publication of a prospectus in any relevant member State. As a result, the securities may not and will not be offered in any relevant member State except in accordance with the exemptions set forth in Article 1 (4) of the Prospectus Regulation or under any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Regulation and/or to applicable regulations of that relevant member State.

This document is only being distributed to, and is only directed at, persons in the United Kingdom that (i) are “investment professionals” falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Article 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This document is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.